Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2008

Mr. Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corp.
1400 Kearns Blvd.
2nd Floor
Park City, UT 84060

> **Re: Nutraceutical International Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **File No. 0-23731**

Dear Mr. Gay:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief